FILED PURSUANT TO RULE 424(B)(3)
REGISTRATION NO. 333-190588

PHILLIPS EDISON - ARC GROCERY CENTER REIT II, INC.
SUPPLEMENT NO. 8 DATED MAY 2, 2014
TO THE PROSPECTUS DATED NOVEMBER 25, 2013

This prospectus supplement, or this Supplement No. 8, is part of the prospectus of Phillips Edison - ARC Grocery Center REIT II, Inc., or the Company, dated November 25, 2013, or the Prospectus, as supplemented by Supplement No. 7 dated April 25, 2014 (which superseded and replaced all prior supplements). This Supplement No. 8 replaces, supplements, modifies and supersedes certain information contained in the Prospectus and Supplement No. 7, and should be read in conjunction with the Prospectus and Supplement No. 7. This Supplement No. 8 will be delivered with the Prospectus and Supplement No. 7. Unless the context suggests otherwise, the terms "we" "us" and "our" used herein refer to the Company, together with its consolidated subsidiaries. The purposes of this Supplement No. 8 are to provide:

•	an update on the status of the offering; and

•	information regarding the acquisition and financing of Staunton Plaza.

Status of the Offering

We commenced our initial public offering on November 25, 2013, pursuant to which we are offering up to 80,000,000 shares of our common stock, par value $0.01 per share, in our primary offering at $25.00 per share, with discounts available for certain categories of purchasers, and up to 20,000,000 shares of our common stock pursuant to our distribution reinvestment plan initially at $23.75 per share. As of April 30, 2014, we had raised aggregate gross offering proceeds of approximately $117.4 million from the sale of approximately 4.7 million shares in our initial public offering, including shares sold under our distribution reinvestment plan.

Property Acquisition

On April 30, 2014, we purchased, through a wholly-owned subsidiary (the “Staunton Subsidiary”), a grocery-anchored shopping center containing 80,265 rentable square feet located on approximately 11.1 acres of land in Staunton, Virginia (“Staunton Plaza”) for approximately $17.2 million, exclusive of closing costs. The Company funded approximately $4.6 million of the purchase price with proceeds from its ongoing initial public offering. At closing, the Company assumed a loan secured by a first mortgage on the property, with a remaining principal balance of approximately $12.6 million, for the remainder of the purchase price. Staunton Plaza was purchased from Staunton Plaza, LLC, a Virginia limited liability company, which is not affiliated with the Company, its advisor or its sub-advisor. On December 18, 2013, an affiliate of the Company’s sub-advisor, Phillips Edison Group LLC (the “Affiliate”), entered into a purchase agreement with Staunton Plaza, LLC, a Virginia limited liability company, to purchase Staunton Plaza. On January 27, 2014, the Affiliate assigned this purchase agreement to the Staunton Subsidiary for $500,000, which is the amount of the deposit made by the Affiliate under the purchase agreement.

Currently, Staunton Plaza is 100% leased to five tenants. Martin’s, a regional market-leading grocery store chain, occupies 85.6% of the total rentable square feet at the shopping center. No other tenant occupies more than 10% of the total rentable square feet at Staunton Plaza. The Martin’s lease expires on September 30, 2026 and the average rental rate over the remaining lease term is $17.17 per square foot. Martin’s has eight options to extend the term of its lease by five years each.

Staunton Plaza was constructed in 2006. The average occupancy rate for Staunton Plaza during each of the last five years was as follows:

Year	Average Occupancy Rate
2009	100.0%
2010	96.0%
2011	95.7%
2012	100.0%
2013	100.0%

The average effective annual rental rate per square foot for each of the last five years for Staunton Plaza was as follows:

Year	Average Effective Annual Rental Rate per Square Foot
2009	$17.00
2010	17.00
2011	16.55
2012	16.55
2013	16.55

We calculate average effective annual rental rate per square foot as the annualized contractual base rental income, net of free rent, for the year divided by the average leased square feet.

The table below sets forth a schedule of expiring leases for Staunton Plaza by square footage and by annualized contractual base rent as of January 1, 2014.

Year	Number of Expiring Leases	Annualized Base Rent	% of Annualized Base Rent	Leased Rentable Square Feet Expiring	% of Rentable Square Feet Expiring
2014	2	$118,800	8.9%	4,340	5.4%
2015	—	—	—	—	—
2016	1	23,940	1.8%	1,360	1.7%
2017	—	—	—	—	—
2018	—	—	—	—	—
2019	—	—	—	—	—
2020	—	—	—	—	—
2021	1	60,024	4.6%	5,850	7.3%
2022	—	—	—	—	—
2023	—	—	—	—	—
Thereafter	1	1,125,552	84.7%	68,715	85.6%

Annualized effective base rent of expiring leases, for each of the years indicated above, is calculated based on the contractual rent as of January 1, 2014.

We currently have no plans for capital improvement of Staunton Plaza and we believe that Staunton Plaza is suitable for its intended purpose and adequately insured.

The rate and method of depreciation and the life claimed for purposes of depreciation will be determined based upon the completion of purchase price allocation studies.

The annual realty taxes payable on the property for the calendar year 2013 were $86,400, at a rate of 0.95%.

Financing Transactions

On April 30, 2014, the Staunton Subsidiary assumed a loan with a remaining principal amount equal to approximately $12.6 million from U.S. Bank National Association.  The loan is secured by a first priority mortgage on Staunton Plaza, and bears interest at an initial rate equal to 5.99% per annum.  On October 1, 2016, the interest rate will adjust to the greater of 5.99% per annum or the treasury rate for the week ending prior to October 1, 2016, plus 5.00% per annum. The loan has an approximate 22-year term remaining, maturing on October 1, 2036; however, the anticipated repayment date is October 1, 2016, subject to the terms in the loan assumption agreement.  The loan requires the Staunton Subsidiary to make monthly payments of principal and interest calculated on a straight line basis through the maturity date. Subject to satisfying certain conditions, as set forth in the loan documents, and together with the payment of a prepayment premium if prepayment is made prior to September 1, 2016, the Staunton Subsidiary may prepay all or a portion of the loan at any time and obtain the release of the property and the related obligations under the loan documents.

The loan documents contain customary affirmative, negative and financial covenants, agreements, representations, warranties and borrowing conditions, all as set forth in the loan documents.  The loan documents also contain various customary events of default.

The loan is non-recourse to the Staunton Subsidiary, subject to certain standard exceptions.  The Company and its operating partnership have agreed to guaranty either losses sustained on account of the breach of some of such recourse exceptions or, in limited circumstances, the entirety of the loan on account of the breach of other such recourse exceptions as described in the loan documents.  The Company and its operating partnership will be liable for the entirety of the loan in the event that, among other things, the property becomes an asset in a voluntary bankruptcy proceeding or in the event of prohibited property transfers.